UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual General Meeting of Shareholders and Proxy Statement of Paragon Shipping Inc. ("the Company") in connection with the Company's 2012 Annual General Meeting of Shareholders (the "Annual Meeting").

Attached to this report on Form 6-K as Exhibit 2 is the proxy card relating to the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 12, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

September 12, 2012

TO THE SHAREHOLDERS OF
PARAGON SHIPPING INC.

Enclosed is a Notice of Annual General Meeting of Shareholders relating to the Annual General Meeting of Shareholders (the "Meeting") of Paragon Shipping Inc. (the "Company"), which will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula, Greece, on October 24, 2012 at 12:00 pm, local time, and related materials. The Notice of Annual General Meeting of Shareholders and related materials, including the Company's 2011 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2011 (the "2011 Annual Report"), are available on the Company's website at  http://paragonship.com.  Any shareholder may receive a hard copy of the 2011 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect one Class C Director to serve until the Company's 2015 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2012 ("Proposal Two");

3.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of one-for-ten and to authorize the Company's Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Three"); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of the majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.  Approval of Proposal Three requires the affirmative vote of a majority of the total number of shares of the Company's common stock issued and outstanding and entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 28, 2012.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Michael Bodouroglou
Michael Bodouroglou
Chief Executive Officer

PARAGON SHIPPING INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2012

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Paragon Shipping Inc. (the "Company") will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 24, 2012 at 12:00 pm, local time, for the following purposes, of which items one, two and three are more completely set forth in the accompanying Proxy Statement:

1	To elect one Class C Director to serve until the Company's 2015 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2012 ("Proposal Two");

3.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of one-for-ten and to authorize the Company's Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Three"); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 28, 2012 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.

If you attend the meeting, you may revoke your proxy and vote in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2011 annual report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2011 (the "2011 Annual Report"), are available on the Company's website at http://paragonship.com. Any shareholder may receive a hard copy of the Company's 2011 Annual Report, free of charge upon request.

By Order of the Board of Directors

/s/ Maria Stefanou
Maria Stefanou
Secretary

September 12, 2012
Voula, Greece

________________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2012
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Paragon Shipping Inc., a Marshall Islands corporation (the "Company"), for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 24, 2012 at 12:00 pm, local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 12, 2012.  These along with the Company's 2011 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2011 can also be found on the Company's website at    http://paragonship.com .

VOTING RIGHTS AND OUTSTANDING SHARES

On August 28, 2012 (the "Record Date"), the Company had outstanding 60,994,464 shares of common stock, par value $0.001 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the Common Shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.

The Common Shares are quoted on the New York Stock Exchange (NYSE) under the symbol "PRGN."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 15 Karamanli Ave, GR 166 73, Voula Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of one Class C Director expires at the Meeting.  Accordingly, the board of directors has nominated Michael Bodouroglou, the current Class C Director, for election as director whose term would expire at the Company's 2015 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Michael Bodouroglou	57	Class C Director

Certain biographical information about the nominee is set forth below.

Michael Bodouroglou, the Company's founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 25 years. He has served as the Company's Chairman, President, Chief Executive Officer and director since the Company's formation in April 2006. Mr. Bodouroglou was appointed as the Company's Interim Chief Financial Officer in July 2010. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas Marine S.A., which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978, he was awarded a Masters of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. Mr. Bodouroglou serves as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of Common Shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young (Hellas)") as the Company's independent auditors for the fiscal year ending December 31, 2012.

Ernst & Young (Hellas) has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors commencing in May 2012.

All services rendered by the independent auditors are subject to review by the audit committee of the Company's board of directors.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO THE COMPANY'S AMENDED AND RESTATED
ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT

General.  The Company's board of directors has determined that the Company should effect a reverse stock split of its issued and outstanding Common Shares by a reverse stock split ratio of one-for-ten, whereby, except as explained below with respect to fractional shares, on the effective date, Common Shares issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new Common Shares in accordance with the reverse stock split ratio. The Company is seeking approval from the shareholders to effect the reverse stock split and to approve an amendment, substantially in the form attached hereto as Appendix I, to the Company's Amended and Restated Articles of Incorporation to effect the reverse stock split.  The following description is qualified in its entirety by reference to Appendix I.

Purpose.  The purpose for seeking approval to effect the reverse stock split is to increase the market price of each Common Share.  The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares.  Furthermore, the Common Shares are traded on the NYSE. On November 25, 2011, the NYSE notified us that we are not in compliance with the requirement that each Common Share maintain an average closing price of not less than $1.00 per share over a consecutive 30 trading-day period.  The Company is undertaking the reverse stock split to cause the Common Shares to trade above this minimum average closing price requirement.  The Company and the board of directors believe that maintaining the listing of the Common Shares on the NYSE is in the best interest of the Company and its shareholders. In addition, failure by the Company to maintain its listing on the NYSE may be deemed an event of default under, or may trigger such a default across, its loan agreements.

The board of directors may effect only one reverse stock split in connection with this Proposal Three.  In addition, the board of directors reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this Proposal Three is not in the best interests of the Company and its shareholders.

Fractional Shares.  No fractional Common Shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Common Shares on the NYSE on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our board of directors.  The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.

Authorized Common Shares and Par Value.  The reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares. Because the Company's authorized number of Common Shares, which is currently 750,000,000 Common Shares under the Company's Amended and Restated Articles of Incorporation, will not decrease in accordance with the reverse stock split ratio, the reverse stock split would provide the Company with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.

Material U.S. Federal Income Tax Consequences.  The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a "reorganization" within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder's proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,

•	A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);

•
The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder's Common Share surrendered in the exchange;

•	The U.S. Holder's holding period for the Common Shares received pursuant to the reverse stock split should include such holder's holding period for the Common Shares surrendered in the exchange; and

•
Cash payments received by the U.S. Holder for a fractional Common Shares generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder's tax basis in such fractional share.  U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply.  This information is generally provided on IRS Form W-9.  The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split.  Failure to provide such information may result in backup withholding at a rate of 28%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Stock Split.  As soon as practicable after the effective date of the reverse stock split, which is expected to be approximately ten calendar days after the Meeting, the Company's shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, Computershare Investor Services LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for certificates representing post-split Common Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the total number of shares of the Common Shares issued and outstanding and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL THREE, THE APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors has retained Okapi Partners LLC, or Okapi Partners, as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, New York 10022
(212) 297-0720
Toll Free:  (877) 285-5990
info@okapipartners.com

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved and will have the effect of voting AGAINST Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

/s/ Maria Stefanou
Maria Stefanou
Secretary

September 12, 2012
Voula, Greece

APPENDIX I

FORM OF ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
PARAGON SHIPPING INC.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Michael Bodouroglou, as the Chief Executive Officer of Paragon Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify:

1.	The name of the Corporation is: Paragon Shipping Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 26, 2006, and were subsequently amended on October 26, 2006.

3.	The Articles of Incorporation, as amended, were amended and restated on November 20, 2006 and April 7, 2010.

4.	Article D of the Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph:

"Reverse Stock Split. Effective as of the close of trading on the New York Stock Exchange on the first business day after date these Articles of Amendment are filed with the Registrar of Corporations of the Republic of the Marshall Islands (the "Effective Date"), the Corporation shall effect a one-for-ten reverse stock split as to its issued and outstanding common stock, par value $0.01 per share, pursuant to which each ten shares of the Corporation's common stock, par value $0.001 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of common stock, par value $0.001 per share, of the Corporation.  No fractional shares shall be issued and, in lieu thereof, holders of the Corporation's common stock, par value $0.001 per share, shall receive a cash payment in an amount equal to the fraction to which the holder would otherwise be entitled multiplied by the closing price of the Corporation's common stock on the New York Stock Exchange on the last trading day prior to the Effective Date, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Corporation's Board of Directors.  As a result of the reverse stock split, the number of issued and outstanding shares of the Corporation's common stock, par value $0.001 per share, shall decrease from 60,994,464 shares to 6,099,446 shares, as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock, par value $0.001 per share, the Company is authorized to issue or the par value of the common stock. The stated capital of the Company shall be reduced from $60,994.47 to $6,099.45, as adjusted for the cancellation of the fractional shares and the amount of $54,895.02, as adjusted for the cancellation of fractional shares, shall be allocated to surplus."

4.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5.
This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the annual general meeting of shareholders of the Corporation held on October 24, 2012.

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation on this ____ day of __________.

Name: Michael Bodouroglou
Title: Chief Executive Officer

Exhibit 2

PARAGON SHIPPING INC.
15 KARAMANLI AVE.
VOULA 16673 ATHENS, GREECE

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Michael Bodouroglou

The Board of Directors recommends you vote FOR proposals 2 and 3.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report on Form 20-F, Notice & Proxy Statement is/are available at www.proxyvote.com .

PARAGON SHIPPING INC.
Annual General Meeting of Shareholders
October 24, 2012 12:00 PM
Proxy Solicited by Board of Directors

The Undersigned shareholder hereby appoints Michael Bodouroglou and Maria Stefanou, and each of them individually, proxies for the undersigned, with full power of substitution and re-substitution, to represent the undersigned and to vote all shares of common stock of Paragon Shipping Inc. ("Paragon") that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of Paragon to be held on Wednesday, October 24, 2012 at 12:00 p.m. local time at Paragon's premises at 15 Karamanli Ave., 166 73 Voula, Greece and at any and all adjournments thereof, as indicated herein.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD'S RECOMMENDATIONS FOR PROPOSALS ONE, TWO AND THREE AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW.

If you vote by telephone or the internet, please DO NOT mail back this proxy card.

Continued and to be signed on reverse side

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